STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 3)

                             OMNICOMM SYSTEMS, INC.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                  68212 U 10 4
                                 (CUSIP Number)

                                 Michael S. Falk
                         Comvest Venture Partners, L.P.
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                               Alan I. Annex, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166

                                 March 19, 2007

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                 (Page 1 of 12)

CUSIP No. 68212 U 10 4                 13D/A                  Page 2 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     ComVest Venture Partners, L.P.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     13-4124841

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,177,747
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,177,747

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,177,747

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68212 U 10 4                 13D/A                  Page 3 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     ComVest Management, LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     06-1588650

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,177,747
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,177,747

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,177,747

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68212 U 10 4                 13D/A                  Page 4 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     ComVest Group Holdings, LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     01-0622406

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,177,747
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,177,747

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,177,747

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68212 U 10 4                 13D/A                  Page 5 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Commonwealth Associates Liquidation, LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     82-0541574

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    369,905
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    369,905

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     369,905

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68212 U 10 4                 13D/A                  Page 6 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Commonwealth Associates Management Company, Inc.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     13-3468747

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    369,905
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    369,905

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     369,905

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68212 U 10 4                 13D/A                  Page 7 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Michael S. Falk

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         140,014

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,547,652
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         140,014

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,547,652

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,687,666

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68212 U 10 4                 13D/A                  Page 8 of 12 Pages

         This Amendment No. 3 ("Amendment No. 3") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on April 10, 2002, Amendment No. 1 thereto filed with the Commission on October 1, 2004 and Amendment No. 2 thereto filed with the Commission on September 6, 2006 (together, the "Schedule 13D"), by ComVest Venture Partners, ComVest Management, LLC, ComVest Group Holdings, LLC, Commonwealth Associates Liquidation, LLC, Commonwealth Associates Management Company. Inc and Michael S. Falk (collectively the "Reporting Persons"), with respect to the shares of common stock, par value $0.001 per shares (the "Common Stock"), of OmniComm Systems, Inc., a Delaware corporation with its principal executive offices located at 2101 W. Commercial Blvd., Suite 4000, Fort Lauderdale, Florida 33309. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 5.  Interest in Securities of the Issuer.

         The response to Item 5 is hereby amended and restated in its entirety as follows:

         (a) ComVest beneficially owns an aggregate of 2,177,747 shares of Common Stock, representing approximately 3.9% of the issued and outstanding shares of Common Stock of the Issuer.

         ComVest Management, as the general partner of ComVest, may be deemed to beneficially own the 2,177,747 shares of Common Stock, representing approximately 3.9% of the issued and outstanding shares of Common Stock of the Issuer, directly beneficially owned by ComVest.

         CGH, as the sole member of ComVest Management, may be deemed to beneficially own the 2,177,747 shares of Common Stock, representing approximately 3.9% of the issued and outstanding shares of Common Stock of the Issuer, directly beneficially owned by ComVest.

         CAL beneficially owns an aggregate of 369,905 shares of Common Stock, representing approximately 0.7% of the issued and outstanding shares of Common Stock of the Issuer.

         CAMC, as the managing member of CAL, may be deemed to beneficially own the 369,905 shares of Common Stock, representing approximately 0.7% of the issued and outstanding shares of Common Stock of the Issuer, directly beneficially owned by CAL.

         Falk may be deemed to be the beneficial owner of an aggregate of 2,687,666 shares of Common Stock, representing approximately 4.8% of the issued and outstanding shares of Common Stock of the Issuer consisting of: (a) 2,177,747 shares of Common Stock beneficially owned by ComVest; (b) 369,905 shares of Common Stock beneficially owned by CAL; and (c) 140,014 shares of Common Stock which he directly beneficially owns. In his capacity as controlling equity owner of CAMC, which is the managing member of CAL, the owner of all the interests in ComVest Management (the general partner of ComVest), Mr. Falk may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities.

(b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

                  Name           Number of Shares
                  ----           ----------------
              Michael Falk             140,014

CUSIP No. 68212 U 10 4                 13D/A                  Page 9 of 12 Pages

(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

(i) CAL, CAMC and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 369,905 shares of Common Stock beneficially owned by CAL.

(ii) ComVest, ComVest Management, CGH and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 2,177,747 shares of Common Stock beneficially owned by ComVest.

(c) Since the filing of Amendment No. 2 to the Schedule 13D on September 6, 2006, ComVest has engaged in the following transactions with respect to the Common Stock: (i) sold 9,000 shares of Common Stock on April 20, 2007 for $5,445 representing a per share price of $0.605; (ii) sold 9,000 shares of Common Stock on April 23, 2007 for $5,445 representing a per share price of $0.605; (iii) sold 18,000 shares of Common Stock on April 24, 2007 for $10,845 representing a per share price of $0.6025; and (iv) sold 12,195 shares of Common Stock on May 22, 2007 for $7,317 representing a per share price of $0.60.

Since the filing of Amendment No. 2 to the Schedule 13D on September 6, 2006, CAL has engaged in the following transactions with respect to the Common Stock:
(i) sold 1,400 shares of Common Stock on April 20, 2007 for $847 representing a per share price of $0.605; (ii) sold 1,400 shares of Common Stock on April 23, 2007 for $847 representing a per share price of $0.605; (iii) sold 2,800 shares of Common Stock on April 24, 2007 for $1,687 representing a per share price of $0.6025; and (iv) sold 1,897 shares of Common Stock on May 22, 2007 for $1,138.20 representing a per share price of $0.60.

Since the filing of Amendment No. 2 to the Schedule 13D on September 6, 2006, Falk has engaged in the following transactions with respect to the Common Stock:
(i) sold 600 shares of Common Stock on April 20, 2007 for $363 representing a per share price of $0.605; (ii) sold 600 shares of Common Stock on April 23, 2007 for $363 representing a per share price of $0.605; (iii) sold 1200 shares of Common Stock on April 24, 2007 for $723 representing a per share price of $0.6025; and (iv) sold 813 shares of Common Stock on May 22, 2007 for $487.80 representing a per share price of $0.60.

(d) Not applicable.

(e) As of March 19, 2007, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuers Common Stock.

Item 7.  Material to be Filed as Exhibits.

1. Joint Filing Agreement, as required by Rule 13d-1 under the Securities exchange Act of 1934.

CUSIP No. 68212 U 10 4                 13D/A                 Page 10 of 12 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2007         Commonwealth Associates Liquidation, LLC

                                    By: Commonwealth Associates Management
                                        Company, Inc., its
                                        managing member

                                    By:  /s/ Cecilio M. Rodriguez
                                    --------------------------------------------
                                    Name: Cecilio M. Rodriguez
                                    Title:   Chief Financial Officer

                            Commonwealth Associates Management Company, Inc.

                            By:  /s/ Cecilio M. Rodriguez
                            ----------------------------------------------------
                            Name: Cecilio M. Rodriguez
                            Title:   Chief Financial Officer

                            ComVest Group Holdings, LLC

                            By:  /s/ Cecilio M. Rodriguez
                            ----------------------------------------------------
                            Name: Cecilio M. Rodriguez
                            Title:   Chief Financial Officer

                            ComVest Venture Partners, LP

                                    By: ComVest Management, LLC, its
                                        general partner

                                    By:  /s/ Cecilio M. Rodriguez
                                    --------------------------------------------
                                    Name: Cecilio M. Rodriguez
                                    Title:   Chief Financial Officer

CUSIP No. 68212 U 10 4                 13D/A                 Page 11 of 12 Pages



                            ComVest Management, LLC

                                    By: ComVest Group Holdings, LLC,
                                        its sole member

                                    By:  /s/ Cecilio M. Rodriguez
                                    --------------------------------------------
                                    Name: Cecilio M. Rodriguez
                                    Title:   Chief Financial Officer

                            Michael S. Falk
                            ----------------------------------------------------
                            Michael S. Falk, individually

                                                                       Exhibit 1

                         AMENDED JOINT FILING AGREEMENT

         The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of OmniComm Systems, Inc., and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: May 24, 2007         Commonwealth Associates Liquidation, LLC

                                    By: Commonwealth Associates Management
                                        Company, Inc., its
                                        managing member

                                    By:  /s/ Cecilio M. Rodriguez
                                    --------------------------------------------
                                    Name: Cecilio M. Rodriguez
                                    Title:   Chief Financial Officer

                            Commonwealth Associates Management Company, Inc.

                            By:  /s/ Cecilio M. Rodriguez
                            ----------------------------------------------------
                            Name: Cecilio M. Rodriguez
                            Title:   Chief Financial Officer

                            ComVest Group Holdings, LLC

                            By:  /s/ Cecilio M. Rodriguez
                            ----------------------------------------------------
                            Name: Cecilio M. Rodriguez
                            Title:   Chief Financial Officer

                            ComVest Venture Partners, LP

                                    By: ComVest Management, LLC, its
                                        general partner

                                    By:  /s/ Cecilio M. Rodriguez
                                    --------------------------------------------
                                    Name: Cecilio M. Rodriguez
                                    Title:   Chief Financial Officer

                            ComVest Management, LLC

                                    By: ComVest Group Holdings, LLC,
                                        its sole member

                                    By:  /s/ Cecilio M. Rodriguez
                                    --------------------------------------------
                                    Name: Cecilio M. Rodriguez
                                    Title:   Chief Financial Officer

                            Michael S. Falk
                            ----------------------------------------------------
                            Michael S. Falk, individually